UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SRKP 18, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	000-52934 Commission File Number	20-8057756 (I.R.S. Employer Identification Number)

4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308
(Address of principal executive offices)

(310) 203-2902
(Issuer’s Telephone Number)

Approximate Date of Mailing: December 12, 2008

SRKP 18, INC.
4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

December 12, 2008

This Information Statement is being furnished to holders of record of the common stock, par value $0.0001 per share, of SRKP 18, Inc., a Delaware corporation (“SRKP 18” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of December 11, 2008 of the outstanding shares of common stock, par value $0.0001 per share, of SRKP 18, Inc., a Delaware corporation (“we,” “us,” “our,” “SRKP 18” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of shares of the Company’s common stock pursuant to a Share Exchange Agreement (the “Exchange Agreement”) dated as of December 11, 2008, by and among SRKP 18, World Orient Universal Limited, a company organized under the laws of the British Virgin Islands (“World Orient”), and the shareholders of World Orient (the “Shareholders”).  Pursuant to the terms of the Exchange Agreement, we will issue an aggregate of 1,985,000 shares of our common stock to the Shareholders and/or their designees in exchange for 100% of the equity interest of World Orient (the “Share Exchange”).

After the Share Exchange, we intend to offer Zhong Bo, our Chief Executive Officer and Chairman of the Board nominee, Wu Dexiu, Huang Jiankang, Sun Hui and Li Yuting (the “ZST Founders”) a thirty (30) day right to purchase up to an aggregate of 12,530,000 shares of our common stock at a per share purchase price of $0.2806 (the “Purchase Right”).  Each of the shareholders and warrantholders of SRKP 18 prior to the Share Exchange has agreed to cancel 0.3317 shares of common stock and warrants to purchase 0.5328 shares of common stock held by each of them for each one (1) share of common stock purchased by the ZST Founders pursuant to the Purchase Right (the “SRKP 18 Share and Warrant Cancellation”).  Assuming the exercise in full of the Purchase Right, we will cancel an aggregate of 4,156,390 shares of common stock and warrants to purchase 6,676,390 shares of common stock held by certain of our stockholders and warrantholders prior to the Share Exchange.

Pursuant to the terms of the Exchange Agreement, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Zhong Bo, Zhong Lin, Yang Ai Mei, Tian Li Zhi, Sheng Yong and Liu Hui Fang to the board of directors of our Company, with Zhong Bo serving as Chairman.   Mr. Rappaport, who is currently our President, and Mr. Pintsopoulos, who is currently our Chief Financial Officer and Secretary, will then resign from all of their director and executive positions with our Company upon the closing of the Share Exchange.  In addition, concurrent with the closing of the Share Exchange, our board will appoint Zhong Bo as Chief Executive Officer, Zeng Yun Su as Chief Financial Officer and Corporate Secretary, Zhong Lin as Chief Operating Officer and Xue Na as Deputy General Manager and President of the Labor Union.  Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our Company on the date the Share Exchange is completed.

No action is required by the stockholders of the Company in connection with this Information Statement.  However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders).  Accordingly, the closing of the transactions contemplated under the Exchange Agreement (“Closing”) and the resulting change in a majority of the Company’s directors will not occur until at least 10 days following the mailing of this Information Statement.  This Information Statement will be first mailed to the Company’s stockholders of record on or about December 12, 2008.

Please read this Information Statement carefully. It describes the terms of the Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE PLACEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

PROPOSED CHANGE OF CONTROL

On December 11, 2008, the Company entered into the Exchange Agreement with World Orient and the Shareholders.  Pursuant to the terms of the Exchange Agreement, the Company will, upon the closing of the Share Exchange, issue an aggregate of 1,985,000 shares of common stock to the Shareholders and/or their designees in exchange for 100% of the equity interest in World Orient.  Under the terms of the Exchange Agreement or as a result of the transactions contemplated by the Exchange Agreement:

•	World Orient will become a 100%-owned subsidiary of SRKP 18;

•
We will assume the operations of World Orient and its subsidiaries.  World Orient is the 100% owner of Global Asia Universal Limited, a company organized in the British Virgin Islands (“Global Asia”).  Global Asia is the 100% owner of EverFair Technologies Limited, a company organized in Hong Kong (“EverFair”), which is the 100% owner of Zhengzhou Shenyang Technology Company Limited, a company organized in the People’s Republic of China (“ZST”);

•	We will issue 1,985,000 shares of common stock to the Shareholders and/or their designees;

•	We will close a private placement offering resulting in proceeds of at least $5 million (the “Private Placement Offering”); and

•	We will change our name to “ZST Digital Networks, Inc.”

As a result of the Share Exchange, we will become a 100% parent corporation of World Orient and the Shareholders will become stockholders of SRKP 18.  Immediately following the closing of the Share Exchange and the Private Placement Offering, we will have 12,206,390 shares of common stock issued and outstanding (assuming the sale and full conversion of the maximum number of shares of our Series A Convertible Preferred Stock (the “Series A Preferred Stock”) issued to the investors in the Private Placement Offering); the pre-existing stockholders of SRKP 18 will own approximately 58.1% of our outstanding common stock, the investors in the Private Placement Offering will own approximately 25.6% of our outstanding common stock (assuming the sale and full conversion of the maximum number of shares of Series A Preferred Stock in the Private Placement Offering), and the Shareholders will own 16.3% of our outstanding common stock.  We will also have issued and outstanding immediately following the closing of the Share Exchange and the Private Placement, warrants to purchase 7,096,390 shares of our common stock at an exercise price of $0.0001 per share.

After the Share Exchange, we intend to offer the ZST Founders the Purchase Right whereby they will have a thirty (30) day right to purchase up to an aggregate of 12,530,000 shares of our common stock at a per share purchase price of $0.2806.  Each of the shareholders and warrantholders of SRKP 18 prior to the Share Exchange has agreed to cancel 0.3317 shares of common stock and warrants to purchase 0.5328 shares of common stock held by each of them for each one (1) share of common stock purchased by the ZST Founders pursuant to the Purchase Right.  Assuming full exercise of the Purchase Right and the SRKP 18 Share and Warrant Cancellation, the ZST Founders will own approximately 60.9% of our outstanding common stock, the shareholders of SRKP 18 prior to the Share Exchange will own approximately 14.3% of our outstanding common stock, the investors in the Private Placement Offering will own approximately 15.2% of our outstanding common stock (assuming the sale and full conversion of the maximum number of shares of Series A Preferred Stock in the Private Placement Offering), and the Shareholders will own 9.6% of our outstanding common stock.  We will also have issued and outstanding warrants to purchase 420,000 shares of our common stock at an exercise price of $0.0001 per share.

The transactions contemplated by the Exchange Agreement, as amended, are intended to be a “tax-free” incorporation pursuant to the provisions of Section 351 of the Internal Revenue Code of 1986, as amended.

We anticipate that the securities issued to the Shareholders and the ZST Founders will be in reliance upon exemptions from registration pursuant to (1) Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 promulgated thereunder, and (2) Regulation S of the Securities Act.  We intend to comply with the conditions of Category 3 of 903(b) of Regulation S as follows: the Shareholders and the ZST Founders and each of their designees are non-U.S. entities, an appropriate legend will be affixed to the stock certificate issued in accordance with Regulation S, the Shareholders and the ZST Founders and/or each of their designees will represent that he, she or it was not acquiring the securities for the account or benefit of a U.S. person, agree to resell the securities only in accordance with the provisions of Regulation S, pursuant to a registration statement under the Securities Act or pursuant to an available exemption from registration and agree not to engage in hedging transactions with regard to the securities unless in compliance with the Securities Act. We will refuse to register any transfer of the shares not made in accordance with Regulation S, after registration or under an exemption.

As discussed above, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Zhong Bo, Zhong Lin, Yang Ai Mei, Tian Li Zhi, Sheng Yong and Liu Hui Fang to the board of directors of our Company, with Zhong Bo serving as Chairman.   Mr. Rappaport, who is currently our President, and Mr. Pintsopoulos, who is currently our Chief Financial Officer and Secretary, will then resign from all of their director and executive positions with our Company upon the closing of the Share Exchange.  In addition, concurrent with the closing of the Share Exchange, our board will appoint Zhong Bo as Chief Executive Officer, Zeng Yun Su as Chief Financial Officer and Corporate Secretary, Zhong Lin as Chief Operating Officer and Xue Na as Deputy General Manager and President of the Labor Union.  Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our Company on the date the Share Exchange is completed.

The Company’s completion of the transactions contemplated under the Exchange Agreement are subject to the satisfaction of certain contingencies including, without limitation, the closing of the Private Placement Offering, the full exercise of the Purchase Right and the completion of the SRKP 18 Share and Warrant Cancellation, and compliance with regulatory requirements.  Consummation of the Share Exchange is also conditioned upon, among other things, preparation, filing and distribution to the Company’s stockholders of this Information Statement.  There can be no assurance that the Share Exchange transaction will be completed.

VOTING SECURITIES

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders.  Each share of common stock entitles the holder thereof to one vote.  As of December 11, 2008, there were 7,096,390 shares of the Company’s common stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PRIOR TO THE SHARE EXCHANGE

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of December 11, 2008, except as noted in the footnotes below, by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

As of December 11, 2008, 7,096,390 shares of our common stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC.  The address of each stockholder is listed in the table.

Name and Address of Beneficial Owner	Title	Beneficially Owned Pre-Share Exchange		Percent of Class

Executive Officers and Directors:

Richard Rappaport 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	President and Director	9,096,150	(1)	78.12%

Anthony C. Pintsopoulos 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	Secretary, Chief Financial Officer and Director	1,419,278	(2)	18.18%

All Officers and Directors as a group (total of two(2) persons)		10,515,428		85.12%
5% Stockholders:

WestPark Financial Services, LLC (3) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		5,547,958	(4)	56.21%

Debbie Schwartzberg 800 5th Avenue New York, New York 10021		2,400,000	(5)	28.93%

Amanda Rappaport Trust(6) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		638,676	(7)	8.61%

Kailey Rappaport Trust(6) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		638,676	(7)	8.61%

Kevin DePrimio 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		496,748	(8)	6.76%

Janine Frisco 200 Oceangate, Suite 1500 Long Beach, CA 90802-4302		496,748	(8)	6.76%
_____________________
(1)
Includes 1,135,420 shares of common stock and a warrant to purchase 1,135,420 shares of common stock owned by Mr. Rappaport.  Also includes all of the shares of common stock and warrants to purchase common stock owned by the Amanda Rappaport Trust and the Kailey Rappaport Trust (together, the “Rappaport Trusts”) as well as WestPark Financial Services, LLC.  Mr. Rappaport, as Trustee of the Rappaport Trusts and Chief Executive Officer and Chairman of WestPark Financial Services, LLC, may be deemed the indirect beneficial owner of these securities since he has sole voting and investment control over the securities.  Assuming full exercise of the Purchase Right, a total of 1,039,097 shares and 1,669,096 warrants will be cancelled by Mr. Rappaport and the Rappaport Trusts upon consummation of the Purchase Right.

(2)
Includes 709,639 shares of common stock and a warrant to purchase 709,639 shares of common stock.  Assuming full exercise of the Purchase Right, a total of 415,639 shares of common stock and 667,639 warrants will be cancelled upon consummation of the Purchase Right.

(3)	Mr. Rappaport serves as Chief Executive Officer and Chairman of WestPark Financial Services, LLC.

(4)
Includes 2,773,979 shares of common stock and a warrant to purchase 2,773,979 shares of common stock.  Assuming full exercise of the Purchase Right, a total of 1,624,733 shares of common stock and 2,609,802 warrants will be cancelled upon consummation of the Purchase Right.

(5)
Includes 1,000,000 shares of common stock and a warrant to purchase 1,000,000 shares of common stock.  Also includes all of the shares of common stock and warrants to purchase common stock owned by the David N. Sterling Trust and the Julie Schwartzberg Trust (together, the “Schwartzberg Trusts”).  Ms. Schwartzberg, as Trustee of the Schwartzberg Trusts may be deemed the indirect beneficial owner of these securities since he has sole voting and investment control over the securities.  Assuming full exercise of the Purchase Right, a total of 702,845 shares and 1,128,977 warrants will be cancelled by Ms. Schwartzberg and the Schwartzberg Trusts upon consummation of the Purchase Right.

(6)	Mr. Rappaport serves as Trustee of the Amanda Rappaport Trust and the Kailey Rappaport Trust.

(7)
Includes 319,338 shares of common stock and a warrant to purchase 319,338 shares of common stock.  Assuming full exercise of the Purchase Right, a total of 187,038 shares of common stock and 300,438 warrants will be cancelled upon consummation of the Purchase Right.

(8)
Includes 248,374 shares of common stock and a warrant to purchase 248,374 shares of common stock.  Assuming full exercise of the Purchase, a total of 145,474 shares of common stock and 233,674 warrants will be cancelled upon consummation of the Purchase Right.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT FOLLOWING THE SHARE EXCHANGE AND PURCHASE RIGHT

The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Share Exchange, Private Placement Offering and full exercise of the Purchase Right by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

We currently have 7,096,390 shares of our common stock issued and outstanding. In connection with the Share Exchange, we will issue 1,985,000 shares of common stock to the Shareholders and/or their designees.  We will also issue up to 3,125,000 shares of Series A Preferred Stock in connection with the Private Placement Offering.

After the Share Exchange, we intend to offer the ZST Founders the Purchase Right whereby they will have a thirty (30) day right to purchase up to an aggregate of 12,530,000 shares of our common stock at a per share purchase price of $0.2806.  Each of the shareholders and warrantholders of SRKP 18 prior to the Share Exchange has agreed to cancel 0.3317 shares of common stock and warrants to purchase 0.5328 shares of common stock held by each of them for each one (1) share of common stock purchased by the ZST Founders pursuant to the Purchase Right.  Assuming full exercise of the Purchase Right, we will cancel a total of 4,156,390 shares of common stock and warrants to purchase 6,676,390 shares of common stock owned by certain SRKP 18 shareholders.

We anticipate that SRKP 18 will have outstanding 20,580,000 shares of common stock immediately after the closing of the Share Exchange, the Private Placement (assuming the sale and full conversion of the maximum number of shares of Series A Preferred Stock in the Private Placement Offering) and full exercise of the Purchase Right.  Beneficial ownership is determined in accordance with the rules of the SEC.

Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is c/o Zhengzhou Shenyang Technology Company Limited, Building 28, Huzhu Road, Zhongyuan District, Zhengzhou, People’s Republic of China.

Name and Address of Beneficial Owner	Title	Beneficially Owned Post-Share Exchange, Private Placement Offering and Purchase Right		Percent of Class

Directors and Executive Officers:

Zhong Bo	Chairman of the Board of Directors and Chief Executive Officer	11,223,121		54.53%

Zhong Lin	Director and Chief Operating Officer	0		0%

Yang Ai Mei	Director	0		0%

Tian Li Zhi	Director	0		0%

Sheng Yong	Director	0		0%

Liu Hui Fang	Director	0		0%

Zeng Yun Su	Chief Financial Officer and Corporate Secretary	0		0%

Xue Na	Deputy General Manager and President of the Labor Union	0		0%

All Officers and Directors as a Group (total of eight (8) persons)		11,223,121		54.53%

5% Stockholders:

Richard Rappaport 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		2,153,422	(1)	10.33%

WestPark Financial Services, LLC (2) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		1,313,423	(3)	6.33%

Wu Dexiu No. 5, Unit 6, Block 28 Huzhu Road, Zhongyuan District Zhengzhou, PRC		1,090,110		5.30%
* Indicates less than 1%.
____________________

(1)
Includes 470,399 shares of common stock and a warrant to purchase 67,200 shares of common stock owned by Mr. Rappaport.  Also includes 132,300 shares of common stock and warrants to purchase 18,900 shares of common stock owned by each the Amanda Rappaport Trust and the Kailey Rappaport Trust as well as the shares of common stock and warrants to purchase shares of common stock owned by WestPark Financial Services, LLC.  Mr. Rappaport, as Trustee of the Rappaport Trusts and Chief Executive Officer and Chairman of WestPark Financial Services, LLC, may be deemed the indirect beneficial owner of these securities since he has sole voting and investment control over the securities.

(2)	Mr. Rappaport serves as Chief Executive Officer and Chairman of WestPark Financial Services, LLC.

(3)	Includes 1,149,246 shares of common stock and a warrant to purchase 164,177 shares of common stock.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the completion of the Share Exchange following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Zhong Bo, Zhong Lin, Yang Ai Mei, Tian Li Zhi, Sheng Yong and Liu Hui Fang to the board of directors of our Company, with Zhong Bo serving as Chairman.  Mr. Rappaport, who is currently our President, and Mr. Pintsopoulos, who is currently our Chief Financial Officer and Secretary, will then resign from all of their director and executive positions with our Company upon the closing of the Share Exchange.  In addition, concurrent with the closing of the Share Exchange, our board will appoint Zhong Bo as Chief Executive Officer, Zeng Yun Su as Chief Financial Officer and Corporate Secretary, Zhong Lin as Chief Operating Officer and Xue Na as Deputy General Manager and President of the Labor Union.

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the Exchange Agreement.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information regarding the Company’s current directors and executive officers:

Name	Age	Position	Term

Richard Rappaport	49	President and Director	December 7, 2006 thru Present

Anthony C. Pintsopoulos	52	Secretary, Chief Financial Officer and Director	December 7, 2006 thru Present

The Company’s officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Richard A. Rappaport, President and Director, is the founder of WestPark Capital, Inc. (“WestPark”) and has been its Chief Executive Officer since September 1999. WestPark is a full service investment banking and securities brokerage firm, which serves the needs of both private and public companies worldwide, as well as individual and institutional investors. Mr. Rappaport also currently serves on the board of directors for the following public companies: SRKP 2, Inc., SRKP 3, Inc., SRKP 5, Inc., SRKP 10, Inc., SRKP 12, Inc., SRKP 14, Inc., SRKP 15, Inc., SRKP 16, Inc., SRKP 20, Inc., SRKP 21, Inc., SRKP 22, Inc., SRKP 23, Inc., SRKP 24, Inc., SRKP 25, Inc., SRKP 26, Inc., SRKP 27, Inc., SRKP 28, Inc. and SRKP 29, Inc.  From April 1995 through September 1999, Mr. Rappaport was Director of Corporate Finance for Global Securities, where he was responsible for all of the firms North American Corporate finance activities. Global Securities was a registered broker-dealer that has since terminated operations. Mr. Rappaport received a B.S. in 1981 from the University of California at Berkeley and a M.B.A. in 1986 from the University of California at Los Angeles.

Anthony C. Pintsopoulos, Chief Financial Officer, Secretary and a Director, is the President and Chief Financial Officer at WestPark.  Mr. Pintsopoulos also currently serves on the board of directors for the following public companies: SRKP 5, Inc., SRKP 10, Inc., SRKP 12, Inc., SRKP 14, Inc., SRKP 15, Inc., SRKP 16, Inc.,  SRKP 20, Inc., SRKP 21, Inc., SRKP 22, Inc., SRKP 23, Inc., SRKP 24, Inc., SRKP 25, Inc., SRKP 26, Inc., SRKP 27, Inc., SRKP 28, Inc. and SRKP 29, Inc.  Prior to joining WestPark, Mr. Pintsopoulos was CFO and acting COO at Joseph, Charles & Associates (“JCA”), a full service investment banking and securities brokerage firm. Prior to JCA, from 1983 to 1995, Mr. Pintsopoulos served as CFO, Treasurer and Board Member of Safety 1st, Inc., a manufacturer of juvenile products. He administered the company’s IPO and Secondary Offerings. Preceding Safety 1st, Mr. Pintsopoulos worked at Coopers & Lybrand Boston, Massachusetts. Also he owned his own CPA Firm in Massachusetts before merging it into Vitale, Caturano & Co., PC (the largest CPA firm in New England, other than the Big 4). In his CPA business, he has worked with both public and private entities in all phases of business development. He holds a Bachelor of Business Administration in Accounting from the University of Massachusetts, Amherst and holds NASD licenses 7, 24, and 63. He is a Certified Public Accountant, a member of the Massachusetts Society of Certified Public Accountants (MSCPA) and the American Institute of Certified Public Accountants (AICPA).

Significant Employees

As of the date hereof, the Company has no significant employees.

Family Relationships

None.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past five years.

There have been no material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Board of Directors and Committees

The Company does not have standing audit, nominating or compensation committees of the Board or committees performing similar functions because the Company has no meaningful operations and no employees.  These functions are currently performed by the Board as a whole.  The Company does not have an audit committee charter or nominating committee charter.  The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Board Meetings and Shareholder Communications

The Board conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2007 by the unanimous written consent of its members, in the absence of formal board meetings.  Holders of the Company’s securities can send communications to the board via mail or telephone to the Secretary at the Company’s principal executive offices.  The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings.  A stockholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

Director Independence

Presently we are not required to comply with the director independence requirements of any securities exchange.

Code of Ethics

On December 20, 2007, the Company adopted a formal code of ethics statement for senior officers and directors (the “Code of Ethics”) that is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the Securities and Exchange Commission and others.  A form of the Code of Ethics is filed as Exhibit 14.1 to the Company’s Form 10-KSB for the fiscal year ended December 31, 2007 filed with the SEC on March 5, 2008.  Requests for copies of the Code of Ethics should be sent in writing to SRKP 18, Inc., Attention: Secretary, 4737 North Ocean Drive, Suite 207, Lauderdale by the Sea, Florida 33308.

EXECUTIVE OFFICERS AND DIRECTORS FOLLOWING SHARE EXCHANGE

Upon closing of the Share Exchange, the following individuals are expected to be named to the board of directors and executive management of the Company:

Name	Age	Position
Zhong Bo	58	Chairman of the Board of Directors and Chief Executive Officer
Zhong Lin	28	Director and Chief Operating Officer
Yang Ai Mei	58	Director
Tian Li Zhi	35	Director
Sheng Yong	46	Director
Liu Hui Fang	30	Director
Zeng Yun Su	45	Chief Financial Officer and Corporate Secretary
Xue Na	30	Deputy General Manager and President of the Labor Union

Zhong Bo has been chairman of the board of ZST since 1996.  He has also served as the director of the Henan Association for the Promotion of Non-Governmental Entrepreneurs since July 1999, as the President of the Federation of Industry and Commerce (General Chamber of Commerce) since January 2001 and as a committee member of the Chinese People’s Political Consultative Conference since January 2004.  From October 1989 to September 1992, Mr. Zhong served as the manager of the Zhengzhou and Luoyang Offices of Beijing CEC Video & Audio Technology Jointly Developed Corporation.   From September 1970 to September 1989, Mr. Zhong served as the technical principal of the Zhumadian Branch of the Wuhan Times Academy of Sciences.  Mr. Zhong obtained a degree in Electronics in September 1989 from the Electronic Engineering Department of Tsinghua University and a Master’s degree in Business Management in 2003 from Asia International Open University in Macau.

Zhong Lin has served as general manager of ZST since January 2008.  Prior to serving as general manager, from april 2005 to December 2007, Mr. Zhong served as the manager of the system integration department of ZST.  Mr. Zhong received his MBA in 2005 from University of Manhatten B.C.  From 1997 to 2001, Mr. Zhong studied Computer Information Management at Nanjing University of Science and Technology.

Yang Ai Mei has served as managing director of Zhengzhou Guangda Textiles Co., Ltd., a cotton manufacturing company, since May 1995, where she has worked since 1988.  From January 1978 to January 1988, Ms. Yang was the manager of Zhongyuan Labour Services Company, a company which engages in the sale and trade of textiles.  Ms. Yang received a Bachelor of Economics in the field of Management in 1975 from Zheng Zhau University.

Tian Li Zhi has been employed as an attorney for the Henan Image Law Firm since May 2000.  From May 1997 to May 2000, Ms. Tian was a legal consultant for Zhengzhou Asia Group, a company which manages commercial properties.  Ms. Tian received a law degree in 1997 from Zheng Zhau University.

Sheng Yong has served as the general manager of Iaoning Unified Biological Energy Sources Co., Ltd., a biological energy company, since January 2004.  From January 1988 to January 2004, Mr. Sheng was the deputy general manager of Zhengzhou Yinhe Joint-Stock Co., Ltd., a textile manufacturing company.  Mr. Sheng received a Bachelor of Economics in Management from the Air Force Polities Academy of the Chinese People’s Liberation Army in 1999.

Liu Hui Fang has served as finance manager of Henan Zhongfu Container Co., Ltd., a company which engages in the production and sale of plastic packaging, since August 2002.  From July 1999 to August 2002, Ms. Liu served as chief accountant of Zhengzhou Fukang Medical Equipment Co., Ltd., a distributor of  medical equipment. Ms. Liu received a degree in business accounting in 1999 from Henan Business College.  She is also a member of The Chinese Institute of Certified Public Accountants.

Zeng Yun Su has served as the chief financial officer of ZST since September 2008.  Prior to his employment with ZST, from November 1992 to July 2008, Mr. Zeng served as assistant director and then as the office director and director of the comprehensive plan department for the Henan General Construction Investment Company.  In 1992, Mr. Zeng worked at the Commodity Grain Base Office of the Henan Provincial Department of Agriculture.  Mr. Zheng received a diploma in politics and economics in 1999 from Henan University.

Xue Na has served as deputy general manager of ZST since September 2005 and as president of the labor union for ZST since 2003.  From January 2002 to August 2005, Ms. Xue served as the assistant general manager of ZST and from July 1997 to December 2001, she held the position of office director of ZST.  Ms. Xue received her MBA in 2002 from Asia International Open University (Macau).  From 1995 to 1997, Ms. Xue studied public relations at Zhengzhou Huanghe Science and Technology College.

Except as noted above, the above persons do not hold any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act.

Family Relationships

Zhong Bo is the father of Zhong Lin.

DIRECTOR AND OFFICER COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation for the fiscal year ended December 31, 2007 of the principal executive officer, principal financial officer, in addition to our three most highly compensated officers whose annual compensation exceeded $100,000.

Name and Position	Year	Salary	Bonus	All other compensation	Total
Richard Rappaport	2007	$—	$—	$—	$—
Former Chief Executive Officer
and Former Director

Anthony Pintsopoulos	2007	$—	$—	$—	$—
Former Secretary,
Former Chief Financial Officer
and Former Director

Grants of Plan-Based Awards

There were no option grants in 2007.

Outstanding Equity Awards

There were no option exercises or options outstanding in 2007.

Option Exercises and Stock Vested

There were no option exercises or stock vested in 2007.

Pension Benefits

There were no pension benefit plans in effect in 2007.

Nonqualified defined contribution and other nonqualified deferred compensation plans

There were no nonqualified defined contributions or other nonqualified deferred compensation plans in effect in 2007.

Employment Agreements

We have no employment agreements with any of our current executive officers.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
All Directors (total of two (2) persons)	—	—	—	—	—	—	—

For the year ended December 31, 2007, none of the members of our Board of Directors received compensation for his or her service as a director. We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC of forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the period from December 7, 2006 (inception) to December 31, 2007 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal years.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

WestPark is the placement agent for the Private Placement, the $5 million equity financing to be conducted by the Company as a condition to the closing of the Share Exchange.  For its services as a placement agent, WestPark will be paid a commission equal to 12% of the gross proceeds from the financing and a 4% non-accountable expense allowance, in addition to a $122,750 success fee for the Share Exchange, for an aggregate fee of approximately $922,750.  Richard Rappaport, the Company’s President and one of its controlling stockholders prior to the Share Exchange, indirectly holds a 100% interest in WestPark, an NASD member.  Anthony C. Pintsopoulos, one of the Company’s stockholders and officer and director prior to the Share Exchange, is the Chief Financial Officer of WestPark.  Each of Messrs. Rappaport and Pintsopoulos will resign from all of their executive and director positions with the Company upon the closing of the Share Exchange.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

LEGAL PROCEEDINGS

The Company is not party to any legal proceedings nor is it aware of any investigation, claim or demand made on the Company that may reasonably result in any legal proceedings.

By Order of the Board of Directors,

/s/ Richard A. Rappaport
Richard A. Rappaport
President

Dated: December 12, 2008